Exhibit 107

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Global Business Travel Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1—Transaction Valuation

	Transaction Valuation(1)	Fee Rate	Amount of Filing Fee(2)
Fees to Be Paid	$106,480,301.90	$110.20 per $1,000,000	$11,734.13
Fees Previously Paid
Total Transaction Valuation	$106,480,301.90
Total Fees Due for Filing			$11,734.13
Total Fee Offsets
Net Fee Due			$11,734.13

(1)
The Transaction Valuation is estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 20,090,623 shares of the issuer’s common stock, having an aggregate value of $106,480,301.90 as of December 9, 2022, calculated based on the average of the high and low prices of the issuer’s Class A common stock as reported on the New York Stock Exchange on December 9, 2022, which was $5.30 per share, will be exchanged or cancelled pursuant to this offer.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $110.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.011020% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.